Exhibit 12

Statement

HONEYWELL INTERNATIONAL INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2009	2008	2007	2006	2005

Determination of Earnings:
Income from continuing operation before taxes	$2,978	$3,821	$3,337	$2,815	$2,306
Add (Deduct):
Amortization of capitalized interest	21	22	22	22	22
Fixed charges	540	542	543	488	465
Equity income, net of distributions	(26)	(63)	(10)	(7)	(30)

Total earnings, as defined	$3,513	$4,322	$3,892	$3,318	$2,763

Fixed Charges:
Rents (a)	$81	$86	$87	$114	$109
Interest and other financial charges	459	456	456	374	356

	540	542	543	488	465
Capitalized interest	15	26	22	22	17

Total fixed charges	$555	$568	$565	$510	$482

Ratio of Earnings to Fixed Charges	6.33	7.61	6.89	6.51	5.73

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.